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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              DYERSBURG CORPORATION
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             (Exact Name of Registrant as Specified in Its Charter)

Tennessee                                                   62-0188460
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(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

         1315 Phillips Street, P.O. Box 767, Dyersburg, Tennessee 38024
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(Address of Principal Executive Offices)                        (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.[X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.[ ]


Securities Act registration statement file number to which this form relates:

                                                                 ---------------
                                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                 Name of Each Exchange on Which
Title of Each Class to be Registered             Each Class is to be Registered
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 Series A Junior Preferred Stock                 New York Stock Exchange
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 Purchase Rights
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        Securities to be registered pursuant to Section 12(g) of the Act:

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                                (Title of class)



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Item 1.  Description of Registrant's Securities to be Registered

         On May 27, 1999, the Board of Directors of Dyersburg Corporation (the "Company") declared a distribution of one stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $.01 per share (the "Company Common Stock"), to shareholders of record at the close of business on June 14, 1999 and for each share of Company Common Stock issued thereafter and prior to the Distribution Date (as hereinafter defined). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $12.00 per Unit (the "Purchase Price"), subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated June 3, 1999 by and between the Company and SunTrust Bank, Atlanta, N.A., as Rights Agent.

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock, and the Distribution Date will occur, upon the earlier of (i) ten days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons, with certain exceptions described in the Rights Agreement, (other than the Company, any Subsidiary of the Company, or any employee benefit plan of the Company or any such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, or (ii) ten days (or such later date as may be determined by the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after June 14, 1999 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.




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         Upon the occurrence of the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Company Common Stock (or, in certain circumstances, at the discretion of the Company's Board of Directors cash, property, other securities of the Company or other consideration) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any Person effects a share exchange or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

         The Purchase Price payable, and the number of shares of Company Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the fair market value of the Preferred Stock prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable, at the election of the Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Company Common Stock per right. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such


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exchange at any time after such Acquiring Person becomes the beneficial owner of
50% or more of the shares of Company Common Stock then outstanding.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Company Common Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Distribution Date without the consent of the holders of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights in order to cure any ambiguity, defect or inconsistency, to make changes which are consistent with the objectives of the Board of Directors in adopting the Rights Agreement, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of April 3, 1999, 13,345,598 shares of Company Common Stock were issued and outstanding. Each outstanding share of Company Common Stock on June 14, 1999 will receive one Right. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right for each share of Company Common Stock issued between the Record Date and the Distribution Date. A total of 200,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights, subject to adjustment.

         The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Unit of Preferred Stock will be entitled to receive, when, as and if declared, dividends at the same rate as dividends are paid with respect to the Common Stock.

         In the event of liquidation, the holder of a Unit of Preferred Stock will be entitled to share in any assets remaining ratably with the holders of the Common Stock.

         Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

         In the event of any merger, share exchange or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.


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         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and share exchanges, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.001 per Right at any time on or prior to the tenth day following the Stock Acquisition Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is filed as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits

         1. Rights Agreement, dated June 3, 1999, between Dyersburg Corporation and SunTrust Bank, Atlanta, N.A., including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to
                  Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 1999.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        DYERSBURG CORPORATION

                                        By: /s/ William S. Shropshire, Jr.
                                            ------------------------------------
                                            Name: William S. Shropshire, Jr.
                                                 -------------------------------
                                            Title: Executive Vice President and
                                                  ------------------------------
                                                   Chief Financial Officer
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Dated: June 3, 1999



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                                  EXHIBIT INDEX

1. Rights Agreement, dated June 3, 1999, between Dyersburg Corporation and SunTrust Bank, Atlanta, N.A., including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 1999.






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